

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2021

Joseph Ferraro, III
Co-Founder
ConvexityShares, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

> **Re: ConvexityShares Trust**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted December 15, 2020**
> **CIK No. 0001817218**

Dear Mr. Ferraro:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1. We note numerous blanks throughout the prospectus, including by way of example, quantifying the number of common units of beneficial interest being offered, the initial Authorized Participant, the trust formation date, breakeven information, and fees and other expenses. Please disclose this information in the next amendment or tell us when you intend to do so.

2. You state that the shares of each Fund are listed for trading on NYSE Arca, Inc. Please tell us the status of your application for listing on the exchange and the exchange's plans

to submit an application under Rule 19b-4 and revise your disclosure throughout the prospectus as appropriate.

Important Information About the Funds, page 1

3. Please summarize here how the Index and Funds should be expected to perform during highly volatile and calm markets. Your revised disclosure should provide a clear discussion of the risk of loss associated with owning Shares during periods of low market volatility.

Risk Factors Involved with an Investment in the Funds, page 4

4. Please include a risk factor that discloses that futures-based investing is complex and risky and an investment in the Trust should be monitored consistently by investors.

Regulatory and exchange daily price limits, position limits and accountability levels may restrict the creation of Creation Units..., page 26

5. Please disclose the applicable accountability levels and position limits and discuss the likelihood that you will reach such thresholds.

Description of the Funds' Index
SPIKES Futures Contracts, page 30

6. Please disclose that SPIKES futures were initially launched in 2019, that trading was suspended, and that there is an extremely limited trading history. Please add a risk factor describing the attendant risks, including the risks that the trading suspension and limited trading history may impact market acceptance of SPIKES futures.

Principal Investment Strategies, page 32

7. We note that in certain stated circumstances the Funds may seek to achieve their investment objectives by investing primarily in futures contracts or swaps on the VIX. Please provide disclosure of VIX futures contracts and swaps and the VIX Index comparable to what you have included for SPIKES futures contracts and the SPIKES Index. Please also describe the differences in what the SPIKES Index tracks and the VIX Index tracks and disclose whether the SPIKES Index may not correlate with the VIX Index and, if so, under what circumstances. Please similarly revise the carryover risk factor on pages 10-11.

8. Refer to the table on page 33. We note that you contemplate that the Daily 2x SPIKES Futures ETF will be exposed to swaps and futures. Please quantify the percentage that swaps and futures are expected to comprise this Fund or tell us when you intend to do so. Please also clarify what the percentage exposure to swaps and futures represents, for example, whether this is as a percentage of notional value. We may have further comment on review of your revised disclosure.

The Sponsor and its Management and Trading Principals, page 37

9.   Please revise to include the ages of your individual principals. Please refer to Item 401(a) and (b) of Regulation S-K.

Meetings, page 45

10.   We note your disclosure that:
        • the "shareholders of a Fund take no part in the management or control, and have no voice in the Trust's operations or business;" and
        • the "Trust Agreement provides that shareholders are deemed to have consented to any proposals recommended by the Sponsor in the shareholder notice unless such shareholders timely object to the proposals" and that "a lack of a response by a shareholder will have the same effect as if that shareholder had provided affirmative written consent for the proposed action."

        To the extent material, please include a risk factor describing the risks these provisions may impact investors.

Incorporation By Reference and Availability of Certain Information, page 72

11.   Please provide us with the basis for your conclusion that you are eligible to incorporate future filings by reference.

General

12.   Please provide us with copies of:
        • Any fact sheet that you intend to make available to potential investors; and
        • All written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.

13.   Please include the disclosure required by Item 407(a) of Regulation S-K. To the extent you do not have a board of directors, please provide risk factor disclosure regarding your lack of a board of directors and audit committee.

You may contact Cara Lubit at (202) 551-5909 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or J. Nolan McWilliams at (202) 551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance